Exhibit 5

Vintage Capital Management Sends Letter to Aaron’s Independent Directors

—Urges Independent Directors to Reject Any Financial Engineering by Ron Allen—

Orlando, FL – March 14, 2014 – Vintage Capital Management, LLC (together with its affiliates, “VCM”), the second largest shareholder of Aaron’s, Inc. (NYSE: AAN), today announced that it has delivered a letter to the independent directors of Aaron’s. Among other things, the letter urges the independent directors to reject any plan proposed by Ron Allen, Aaron’s Chairman, President and Chief Executive Officer, that would utilize short-term financial engineering to temporarily increase earnings per share and mask the ongoing declines in system-wide profitability. Further, the letter asks the independent directors to bring in a new management team to stabilize and improve Aaron’s business or sell the company to someone who is better able to run it.

The full text of the letter follows:

March 14, 2014

Aaron’s, Inc.

309 East Paces Ferry Road, N.E.

Atlanta, GA 30305-2377

Attn: Ray M. Robinson, Lead Director

Dear Independent Members of the Board of Directors of Aaron’s, Inc.:

You will soon have to make one of the most important decisions in Aaron’s history. In the coming weeks, we believe that Aaron’s management will seek your approval for an alternative transaction that is very different from the open and transparent strategic review process that we and other shareholders have advocated. This transaction may be a share repurchase, an acquisition or something else; the precise contours are not important. What is important is that we believe that management’s latest self-entrenching scheme will be nothing more than short-term financial engineering to temporarily increase earnings per share and mask the ongoing declines in system-wide profitability. If approved, this financial engineering will substantially increase the execution risk to Aaron’s shareholders without any improvement to the company’s core business. We hope that you will strongly question the logic of adding risk to Aaron’s at a time when its core business is already badly weakened by over two years of failed strategies and empty promises. We are confident that management will miss its own guidance for the first quarter. Is now the time to double-down on more of the same?

Our knowledge of Aaron’s extends back to 1996, including time spent as Aaron’s second-largest franchisee. We have watched with dismay as the company’s struggles under its current management team have been compounded by one poor decision after another. For example, we’ve stated repeatedly that we believe that Aaron’s has lost at least 50,000 customers just since January 1, 2014. By our estimates, every customer lost reduces company profit by $78 per month, or $936 per year. Losing 25 customers per company-owned store (we believe that the losses are actually much greater on a per-store basis and note that these estimates exclude franchised locations) would equate to over $28 million of lost annualized system-wide profit. Is there a limit to how many lost customers the Board of Directors will tolerate? Our independent channel investigation reveals that since we began to focus public attention on Aaron’s chronic underperformance, management has instructed the field to hold returns and cease taking write-offs. This act of desperation may temporarily stem the loss of customers that we have shined a light on, but it will also weaken profitability and the Aaron’s brand. Has management discussed these actions with the Board? Do these actions have your support?

And what of the other changes that have occurred at Aaron’s over the past two years? To name just a few:

•	Why is Aaron’s undertaking a costly rebranding?
•	Why has Aaron’s moved away from its core customer?
•	Why is Aaron’s saddling itself and its franchisees with a costly remodeling effort for its “store of the future”?
•	Why has Aaron’s increased the use of “free ’til” promotions that give away money when Aaron’s already has the lowest total cost of ownership in the industry?
•	Why is Aaron’s forcing excess inventory into its stores?
•	Why has Aaron’s extended terms and reduced rate?
•	Why have Aaron’s corporate expenses grown by over $20 million annually despite shrinking system-wide revenue?

The list of questions about the actions taken under your watch goes on and on.

We are not the only ones asking questions about Aaron’s current direction. Franchisees, who will contribute over 50% of Aaron’s operating profit in 2014 through franchise fees and inventory purchases, are increasingly vocal in their desire to see a change in leadership. We cannot recall a time when a company’s franchisees have been as strident in their disappointment in corporate management. Is now the right time to further alienate these critically important members of the Aaron’s family with a new plan that only increases the risk for Aaron’s in the future and makes absolutely no changes to the business?

When you next meet, Ron Allen will tell you that his plan is the only way to save Aaron’s. Ron will tell you that he just needs another year (or two years) and then—then!—the business will turn around. You’ll hear him (again) tell you that Aaron’s has never been stronger, the management team has never been more talented and he’s never had more confidence in the future of Aaron’s. He’ll also say that if you can just get through all the pain and trouble that we have caused, things will get better. As you listen to this, we hope you’ll ask yourself why this time is different. How does financial engineering help undo the damage of the past two years and the destruction of over 50 years of steady progress? Why is Ron’s latest plan, which has nothing to do with actually fixing the business and everything to do with saving his job, the right one for Aaron’s shareholders? Why will the outcome for Aaron’s under Ron be different from the outcome for Delta Air Lines under Ron?

Put simply, Aaron’s current management team is out of time. The core business cannot be fixed by financial wizardry dreamed up by investment bankers from New York. Piling debt onto the balance sheet does nothing to fix Aaron’s overwhelming problem, which is that the changes made to the Aaron’s formula are turning customers off. What is left of the business if there are no customers?

Your priority as independent directors must be to either bring in a new management team to stabilize and improve the business or sell the company to someone who is better able to run it.

We are confident that when you look at the facts and ask the hard questions, Ron’s latest plan—like all of his prior plans—will not be the right direction for Aaron’s.

Very truly yours,

/s/ Brian R. Kahn

Brian R. Kahn

Managing Member

Vintage Capital Management LLC

Additional Information and Where to Find It

Vintage Capital Management, LLC (“VCM”), collectively with Kahn Capital Management (“KCM”), W. Kenneth Butler, Jr., Matthew E. Avril, Spencer S. Smith, Thomas R. Bernau and Brian R. Kahn, are participants in the solicitation of proxies from shareholders in connection with the 2014 Annual Meeting of Shareholders (the “Annual Meeting”) of Aaron’s, Inc. (the “Company”). VCM intends to file a proxy statement (the “2014 Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the Annual Meeting.

VCM, KCM and Mr. Kahn may be deemed to beneficially own 7,277,000 shares of the Company’s common stock, representing approximately 10.1% of the Company’s common stock. None of the other participants owns in excess of 1% of the Company’s common stock. Additional information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the 2014 Proxy Statement and other relevant documents to be filed with the SEC in connection with the Annual Meeting. On February 7, 2014, VCM submitted an offer to acquire the Company for $30.50 per share in cash.

Promptly after filing its definitive 2014 Proxy Statement with the SEC, VCM intends to mail the definitive 2014 Proxy Statement and a WHITE proxy card pursuant to applicable SEC rules. SHAREHOLDERS ARE URGED TO READ THE 2014 PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain, free of charge, copies of the definitive 2014 Proxy Statement and any other documents filed by VCM with respect to the Company with the SEC in connection with the Annual Meeting at the SEC’s website (http://www.sec.gov) or by writing to Vintage Capital Management, LLC, 4705 S. Apopka Vineland Road, Suite 210, Orlando, FL 32819.

About Vintage Capital Management, LLC

Vintage Capital Management, LLC (“VCM”) is a value-oriented, operations-focused private and public equity investor specializing in the aerospace & defense, manufacturing and consumer sectors with a 15-year track record of consistently successful returns. VCM adheres strictly to a capital preservation approach defined by its commitment to control (economic or otherwise); vigilant analysis; structural advantages; and partnership with successful operators well known to VCM.

Contact

Brian R. Kahn

Vintage Capital Management, LLC

(407) 909-8015

bkahn@vintcap.com